

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2022

Salman Khan
Chief Financial Officer
Verb Technology Company, Inc.
782 South Auto Mall Drive
American Fork, Utah 84003

> **Re: Verb Technology Company, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 31, 2022**
> **File No. 333-264038**

Dear Mr. Khan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Morris at (202) 551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ryan Wilkins